Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended
	March 31,
	2010	2009
Earnings:
Pretax income	$51,441	$54,661
Add fixed charges as adjusted (from below)	33,870	33,468

	$85,311	$88,129

Fixed charges:
Interest expense:
Corporate	$31,040	$30,772
Amortization of deferred financing costs	1,261	898
1/3 of rental expense	1,569	1,798

Fixed charges	$33,870	$33,468

Ratio (earnings divided by fixed charges)	2.52	2.63